02026720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number 1-5375



Technitrol, Inc. Employee Stock Purchase Plan
(Full title of the Plan)

Technitrol, Inc.
1210 Northbrook Drive, Suite 385
Trevose, PA 19053
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

## Technitrol, Inc. Employee Stock Purchase Plan

## Annual Report on Form 11-K

## December 31, 2001

## INDEX

# INDEPENDENT AUDITORS' REPORT

To the Executive Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of financial position of the Technitrol, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 6, the Plan was terminated on August 31, 2001.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000, and the changes in its plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG, LLP

Philadelphia, Pennsylvania
March 22, 2002

## Technitrol, Inc. Employee Stock Purchase Plan

## Statements of Financial Position

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Participants' contributions due from Technitrol, Inc. | $ -- | $976,526 |
| PLAN EQUITY | | |
| Net assets available for plan participants | $ -- | $976,526 |

See accompanying notes to financial statements.

**Technitrol, Inc. Employee Stock Purchase Plan**

**Statements of Changes in Plan Equity**

For the years ended December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Participant contributions | $5,699,991 | $9,317,684 |
| Purchase and distribution of Technitrol, Inc. common stock to participants | 6,548,382 | 9,303,552 |
| Refund of contributions to participants | 128.135 | -- |
| Net (decrease) increase in plan equity | (976,526) | 14,132 |
| Plan equity at beginning of the period | 976.526 | 962.394 |
| Plan equity at end of period | $ -- | $976.526 |

See accompanying notes to financial statements.

## Technitrol, Inc. Employee Stock Purchase Plan

## Notes to Financial Statements

(1) Description of the Plan

The following description of the Technitrol, Inc. Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

The Plan is an employee stock purchase plan that allows substantially all U.S. employees of Technitrol, Inc. and its subsidiaries (the "Company") to purchase shares of the Company's common stock at a discount. Generally, employees who elect to participate may purchase, through payroll deductions and supplemental payments, up to $25,000 of the Company's common stock in any calendar year. The maximum amount of $25,000 is based on the fair value of the Company's common stock at the beginning of the offering period in which the shares are purchased. The purchase price is the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the last day of the purchase period. The committee that administers the Plan may change the percentage of fair market value in determining the purchase price in any future offering period, but not below 85%. Offering periods and purchase periods are 24 months and six months, respectively, except for the first two purchase periods, each of which are three months. At any time, a participant may withdraw from the Plan during the offering period by giving written notice to the Company. In the event a participant terminates employment with the Company for any reason (including death), his or her participation in the Plan terminates as well.

The Plan was adopted by the Board of Directors in 1999 and approved by the stockholders of the Company in May 2000. A maximum of 1,000,000 shares of common stock (adjusted for 2-for-1 split of the Company's common stock effective in November 2000) are authorized for issuance under the Plan. In connection with the termination of the Plan as of August 31, 2001, any remaining contributions were refunded to the participants and there were no longer any participants in the Plan.

The Plan uses the accrual basis of accounting. Purchases of shares of the Company's common stock are recorded on a trade date basis.

(2) Purchase and Distribution of Shares

Purchases are made by the participant under the terms of the Plan, and the shares purchased are distributed to the individual participant. The purchase price is the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the last day of the purchase period.

(3) Participants' Contributions

Participant contributions due from the Company were $976,526 as of December 31, 2000. Contributions represent payroll deductions and supplemental payments retained by the Company to purchase shares for participants under the plan.

(4) Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Brokerage fees for the subsequent sale of shares by participants are paid by the participants.

(5) Federal Income Tax

The Plan is intended to qualify under the provisions of Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. When shares of stock are sold by a participant, any gain or loss must be recognized by that participant.

(6) Plan Termination

The Company has terminated the Plan as of August 31, 2001. Approximately 12,000 shares of the 1,000,000 shares were undistributed. Any payroll deductions or supplemental payments of fractional share amounts, which were not used to purchase shares, have been distributed to the participant. Total distribution payments were $128,135.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**Technitrol, Inc. Employee Stock Purchase Plan**
(Name of Plan)

Date March 27, 2002

/s/ David W. Lacey
David W. Lacey
Vice President of Human Resources, Technitrol, Inc.
Administrator of the Plan

## EXHIBIT INDEX

<u>DOCUMENT</u>

23. Consent of Independent Auditors

EXHIBIT 23

Consent of Independent Auditors

The Board of Directors
Technitrol, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-85271) on Form S-8 of Technitrol, Inc. of our report dated March 22, 2002 relating to the statements of financial position of the Technitrol, Inc. Employee Stock Purchase Plan as of December 31, 2001 and 2000, and the related statements of changes in plan equity for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Technitrol, Inc. Employee Stock Purchase Plan.

/s/KPMG, LLP

Philadelphia, Pennsylvania
March 22, 2002